FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Other Communication dated July 7, 2006, regarding changes to the Board of Directors of Grupo Santander and to the Boards of Abbey and Santander Totta.

Item 1

OTHER COMMUNICATIONS

Following the resignation presented by Francisco Gómez Roldán as CEO of Abbey for personal reasons, Santander Board’s Executive Committee has resolved to propose the following appointments to the Board of Directors of Grupo Santander and to the Boards of Abbey and Santander Totta:

Antonio Horta Osorio, until now Executive Chairman of Santander Totta and a Director of Abbey, will take office as Chief Executive Officer of Abbey.

Antonio Horta Osorio will also become Non-Executive Chairman of the Board of Directors of Santander Totta.

In turn, Nuno Amado, presently Executive Vice Chairman of Santander Totta, will assume the position of Chief Executive Officer of Santander Totta.

Jorge Morán, General Manager (EVP) of the Group will be appointed as Head of the new Global Insurance Division.

Francisco Gómez Roldán will continue to hold office as a Board Member of Abbey and a General Manager (EVP) of Grupo Santander.

Boadilla del Monte (Madrid), 07th July 2006

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: July 10, 2006	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President